UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delta Air Lines, Inc.

File No. 1-05424 - CF#35277

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Delta Air Lines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 13, 2017.

Based on representations by Delta Air Lines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1(a)	through June 30, 2026
Exhibit 10.1(b)	through June 30, 2026
Exhibit 10.2(a)	through February 11, 2025
Exhibit 10.2(b)	through February 11, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary